4000 Union Pacific Avenue
City of Commerce, CA 90023
Phone: (323) 980-8145
www.99only.com

May 10, 2016

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Jennifer Thompson

Re:	99 Cents Only Stores LLC
Form 10-Q for the Quarterly Period Ended October 30, 2015
Response Dated April 18, 2016
File No. 1-11735

Dear Ms. Thompson:

Set forth below is the response of 99 Cents Only Stores LLC (“99 Cents”) to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 26, 2016 relating to the above-referenced filing.  For your convenience, we have recited the comment from the Staff in italicized type and have followed the comment with our response.  References throughout this letter to “we,” “us,” “our” and “the Company” are to 99 Cents.

Form 10-Q for the Quarterly Period Ended October 30, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 32

1.            We have read your response to comment 3 and remain uncertain why a valuation allowance was not necessary at the end of fiscal 2015 when you were in a cumulative three year pre-tax loss position. We understand you relied on forecasted taxable income and forecasted reversals of taxable temporary differences to support your position that a valuation allowance was not necessary at the end of fiscal 2015. However, we note that you incurred pre-tax losses in the last two fiscal quarters of fiscal 2015, had only $4 million of taxable income in transition year fiscal 2014 and no taxable income in fiscal 2015. In addition, although you indicate that “certain negative performance trends” encountered during the first quarter of fiscal 2016, and prior to your Form 10-K filing date, were believed to be “temporary and short-term” you expected most fiscal 2016 growth to be realized during the Halloween and Christmas selling seasons; however, we note that you recorded the valuation allowance charge in the very next quarter and prior to

U.S. Securities and Exchange Commission

May 10, 2016

such holiday seasons. It appears any income projections would be analyzed with the understanding that projections are inherently subjective and supplemental to the historical objectively verifiable information and, as a result, should be weighted appropriately. It appears any projection of income in fiscal 2016 would have been fairly subjective in light of your historical performance. ASC 740-10-30-21 indicates that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. ASC 740-10-30-23 further specifies that the more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed and also clarifies that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. Accordingly, explain to us in further detail how you determined that not recording a valuation allowance at the end of fiscal year 2015 was consistent with GAAP.  Please be detailed in your response.

Response to Comment 1:

The Company considered the guidance provided in ASC 740-10-30-21 through -23 in its evaluation of whether a valuation allowance was necessary at the end of its fiscal year ended January 30, 2015 (“Fiscal 2015” and such evaluation, the “2015 Evaluation”), and that the necessity for and amount of a valuation allowance for deferred tax assets often requires significant judgment in weighing all of the available positive and negative evidence.  While the Company acknowledges that a cumulative pre-tax loss constitutes a “significant piece of negative evidence that is difficult to overcome,” the presence of cumulative pre-tax losses is not by itself determinative that a valuation allowance is necessary.  ASC  740-10-30-22  provides examples of positive evidence that may be considered to outweigh such negative evidence, such as a strong earnings history exclusive of losses that can be demonstrated as an aberration rather than a continuing condition (ASC 740-10-30-22(c)).

Accordingly, at the time of the 2015 Evaluation, the Company carefully considered all available negative evidence, and determined that the following positive evidence was of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance was not necessary as of the end of Fiscal 2015:

1.            The cumulative pre-tax loss was comprised of discrete, infrequent and nonrecurring items which, when excluded from historical results, yielded a cumulative pre-tax profit of $7.3 million.

2.            The Company was generating taxable income in Fiscal 2015 prior to the impact of an excess bonus depreciation election made in the fourth quarter of that year.  The Company had consistently generated significant taxable income prior to Fiscal 2015.

3.            As of the 2015 Evaluation, the Company’s Fiscal 2015 historical operating metrics and same store sales growth constituted objectively verifiable evidence supporting the continued increased profitability built into the Company’s forecasts for its fiscal year ended January 29, 2016 (“Fiscal 2016”).  As such, although the forecasts for Fiscal 2016 included subjective judgments, the historical data on which these subjective judgments were based constituted objectively verifiable evidence at the time of the 2015 Evaluation. Moreover, as discussed below, the Fiscal 2016 forecast was developed on the basis of objectively verifiable historical results and observable trends, and by applying conservative growth percentages, and was therefore reasonably viewed by management as reliable and achievable as of the time of the 2015 Evaluation.

U.S. Securities and Exchange Commission

May 10, 2016

Based upon the above and the forecasted reversals of taxable temporary differences and taxable income in prior carryback years detailed in the Company’s letter to the Staff dated April 18, 2016 (the “Prior Response”), the Company concluded at the time of the 2015 Evaluation in accordance with the applicable guidance that the objectively verifiable and other available positive evidence outweighed the negative evidence of the Company’s cumulative three year pre-tax loss position, and that a valuation allowance was not necessary.

The Company acknowledges the Staff’s comment and has provided, in expanded detail, the available objectively verifiable evidence underlying the reasons presented above.

1.            Cumulative Three Year Pre-Tax Income/(Loss); Consideration of Nonrecurring Items

The Company acknowledges that its financial results as of the end of Fiscal 2015 represented a cumulative three year pre-tax loss.  However, to the extent such a result includes aberrational items, either favorable or unfavorable, those items should be considered when developing an estimate of future taxable income or loss that is also considered to be objectively verifiable.  As stated in the Prior Response, the Company evaluated the impact on historical results of certain discrete, infrequent and nonrecurring book items consistent with the guidance provided under ASC 740-10-30-22(c).

After adjusting the cumulative three year pre-tax loss for two discrete, infrequent and nonrecurring book items (specifically, $20.1 million in one-time severance and stock-based compensation obligations paid to former executive leadership in the Company’s fiscal year ended March 30, 2013 (“Fiscal 2013”) and an increase of $38.1 million in workers’ compensation reserves in the Company’s fiscal year ended January 31, 2014 (“Transition Fiscal 2014”)), the Company generated cumulative three year pre-tax income as of the end of Fiscal 2015 of $7.3 million.  As explained in detail in the Prior Response, the severance charge stemmed from payments associated with the transitioning of a long-tenured, family-based management team following the Company’s acquisition by private equity sponsors.  The increase to the workers’ compensation reserve was determined to be a one-time charge based on a new, sustained negative trend in the severity of existing legacy claims and the Company’s potential future exposure with respect to such claims.  Due to the unusual nature of these adjustments, the Company determined that these two items were aberrations and not continuing conditions indicative of future operating profitability.

The pre-tax income resulting from the consideration of these aberrations served as positive, objectively verifiable evidence of a strong earnings history, and the Company weighed this item as positive evidence supporting the Company’s conclusion at the time of the 2015 Evaluation that a valuation allowance was not necessary.

2.            History of Taxable Income

Prior to the end of Fiscal 2015, the Company had historically generated taxable income.  At the time of the 2015 Evaluation, the Company determined that, but for an elective tax bonus depreciation charge that was significantly higher than that taken in prior years due to the Company’s accelerated store growth, the Company would have again generated taxable income in Fiscal 2015.

Federal tax law allows a taxpayer to elect, on an annual basis, bonus depreciation.  Under the bonus depreciation method, tax depreciation of 50% of all new acquired assets is charged, for tax purposes, in the first year the asset is placed in service.  The Company annually evaluates the impact of the bonus depreciation election in its determination of taxable income and has historically

U.S. Securities and Exchange Commission
May 10, 2016

concluded that an annual election of bonus depreciation provides the Company with the most favorable U.S. income tax result.

The Company’s accelerated store expansion plan in Fiscal 2015 resulted in tax bonus depreciation significantly in excess of prior years.  The Company opened 40 new stores during Fiscal 2015, the highest volume in the Company’s history, compared to 27 new stores during Transition Fiscal 2014 and 19 new stores during Fiscal 2013.  The bonus depreciation election for Fiscal 2015 was $35.8 million, $18.9 million higher than the bonus depreciation charge of $16.9 million taken in Transition Fiscal 2014 (the “Excess Bonus Depreciation”) and $15.7 million higher than the $20.1 million depreciation charge taken in Fiscal 2013.  Further, the Company opened 21 stores in the last three months of Fiscal 2015, including 13 stores in the last month of Fiscal 2015, far in excess of any quarterly store openings from prior periods.  Comparatively, in the last three months of Transition Fiscal 2014 the Company had only opened three new stores.

Bonus depreciation is not pro-rated for partial year fixed asset additions.  Therefore, the full charge for bonus depreciation on the Fiscal 2015 new store assets was taken in Fiscal 2015, with only minimal taxable income generated in Fiscal 2015 from the stores opened in the last three months of Fiscal 2015 available to offset the bonus depreciation charge.  Excluding the Excess Bonus Depreciation, taxable income in Fiscal 2015 would have been approximately $14.8 million, compared to $4.0 million in Transition Fiscal 2014.

The Company’s history of generating taxable income, including its taxable income before the Excess Bonus Depreciation for Fiscal 2015, served as positive, objectively verifiable evidence at the time of the 2015 Evaluation that a valuation allowance was not necessary, and also objectively supported the Company’s forecasts of positive taxable income in the future, reinforcing the Company’s conclusion that a valuation allowance was not necessary.

3.            Increasing Fiscal 2015 Profitability Trends and Fiscal 2016 Forecasted Profitability

As illustrated in the table below, Fiscal 2015 generated pre-tax book income of $9.1 million, which in management’s judgment indicated a continuation of improvement over the Fiscal 2013 and Transition Fiscal 2014 adjusted pre-tax earnings:

(all amounts in millions)	Year Ended 03/30/13		Transition Year Ended 01/31/14		Year Ended 01/30/15	Fiscal 2016 Forecast
Pre-tax book income/(loss)	$1.1	(a)	$(2.9)	(b)	$9.1	$24.7
Adjusted cumulative three year pre-tax income	199.5		78.4		7.3	30.9

Taxable income	$54.2		$4.0		$-	$54.9

(a) Adjusted for $20.1 million of severance charges discussed above.

(b) Adjusted for $38.1 million of workers’ compensation charge discussed above.

This improvement helped form the basis for the Company’s Fiscal 2016 forecast as of the end of Fiscal 2015, which included continued earnings growth largely due to the items described in

U.S. Securities and Exchange Commission
May 10, 2016

more detail below.  Specifically, as of the 2015 Evaluation, the Company forecasted a $54.9 million increase in taxable income in Fiscal 2016 over Fiscal 2015.  While long-term forecasts of positive future income are generally less objective and verifiable for purposes of evaluating whether a valuation allowance is necessary, at the time of the 2015 Evaluation the Company considered Fiscal 2015 historical operating metrics as an objectively verifiable basis underlying the Fiscal 2016 forecast.

The primary objectively verifiable information considered by the Company in establishing its Fiscal 2016 forecast was: (i) income expected to be generated by Transition Fiscal 2014 and Fiscal 2015 new store additions based on new store results experienced in prior years, (ii) strong Fiscal 2015 seasonal sales performance based on results of new seasonal merchandising strategies, (iii) year-over-year growth in same store sales and customer ticket activity based on expanded merchandise offerings and (iv) increases in merchandise margin contribution based on the Company’s increased assortment of merchandise offerings.  The following discussion provides additional detail regarding this information and how it formed the basis for the key performance assumptions included in the Fiscal 2016 forecast, and how the objectively verifiable Fiscal 2015 performance supported the Company’s anticipated growth in profitability in future periods.

•                 Performance of New Stores:  The most significant contributor to the Company’s profitability growth is expansion through new store openings.  Of the 10.9% forecasted sales growth from Fiscal 2015 actual sales to Fiscal 2016 forecast sales, the Fiscal 2015 new stores forecast performance contributed 8.1%.  The Fiscal 2016 forecast was based upon historical, objectively verifiable performance metrics of prior year store openings such as (i) income contribution as a percentage of sales (“income contribution”) and (ii) revenue per store.

o              Management regularly evaluates the year-over-year income contributed by stores by vintage (year of the store opening) and sales per store in the first 12 months of operations.  Historically, a new store takes 12 months to achieve the expected income contribution as a percentage of sales (the “new store ramp up cycle”).  In Fiscal 2015, income contribution as a percentage of sales from stores opened in Fiscal 2013 and Transition Fiscal 2014 was 10.7% and 10.1%, respectively.  Accordingly, when developing the forecast for Fiscal 2016, management conservatively projected an income contribution of approximately 8% for new stores opened in Fiscal 2015 as each such store completed its new store ramp up cycle.

o              First year revenue per new store during the new store ramp up cycle was $4.0 million to $4.5 million for new stores opened in Fiscal 2012 to 2014.  Based upon this historical, objectively verifiable performance information, the Company conservatively projected annual revenue on Fiscal 2015 new stores to be $3.8 million in the Fiscal 2016 forecast.

•                 Increasing Seasonal Sales: Due to the expansion of the depth and breadth of seasonal merchandise offerings during Fiscal 2015 pursuant to the Company’s expanded global sourcing initiative, sales results from the Fiscal 2015 Halloween and Christmas selling seasons were substantially above those from Transition Fiscal 2014, with year-over-year increases of 56% and 26%, respectively.  Based upon this strong increase, the Company had an objective basis for conservatively forecasting Fiscal 2016 Halloween and Christmas sales growth of 11% and 16%, respectively.

U.S. Securities and Exchange Commission
May 10, 2016

Additionally, due to these positive seasonal results, the Company planned a similar expansion of three additional selling seasons in Fiscal 2016: Valentine’s Day, Easter and Spring/Summer.  Preliminary sales results from the first two and a half months of Fiscal 2016 showed substantial year-over-year sales increases (ultimately reported as 27.0% and 21.2%, respectively) from the recent Valentine’s Day and Easter selling seasons.  These results exceeded the Company’s forecasted year-over-year growth of 14.3% and 13.6%, respectively, and at the time provided management with a positive indication of growth for future periods.

•                 Same Store Sales and Ticket Per Customer: Same store sales growth is the second most significant contributor to profitability growth.  Of the 10.9% forecasted sales growth from Fiscal 2015, same store sales growth contributed 2.8%. Although average customer ticket is not a forecast item, it is a key component underlying same store sales, as it indicates trends in customer spending.  In an ongoing effort to bolster overall sales and size of average customer ticket, the Company continued to expand its seasonal and general merchandise product offerings in Fiscal 2015.  The Company evaluated year-over-year same store sales and ticket sales growth quarterly during Fiscal 2015, and considered the increases in such metrics (presented below) as evidence of the positive impact of the expanded merchandise offerings and considered these metrics to be indicative of future growth, especially as indicated in the fourth quarter, the most significant seasonal sales quarter.  As the Company intended to continue expanding merchandise offerings under this initiative into Fiscal 2016, management contemplated similar growth trends in ticket sales and same store sales as part of its Fiscal 2016 forecast.

	1Q15 vs. 1Q14	2Q15 vs. 2Q14	3Q15 vs. 3Q14	4Q15 vs. 4Q14
Ticket Sales Growth %	-0.73%	0.13%	1.60%	2.47%
Same Store Sales %	-0.20%	0.13%	-0.70%	2.43%

•                 Increasing Merchandise Margins: As the Company expanded its general merchandise product offerings in Fiscal 2015 to include a greater assortment of merchandise, including an increased number of items above the 99.99¢ price point, management also anticipated the growth rate of general merchandise sales to exceed the Company’s overall growth rate.  In addition, since general merchandise offerings typically carry a merchandise margin above the Company’s overall average margin, the resultant increase in mix of general merchandise sales would also increase year-over-year merchandise margins.  The following illustrates this merchandise margin improvement emerging over the four quarters of Fiscal 2015, which management considered a positive trend resulting from the expanded assortment of general merchandise:

	1Q15 vs. 1Q14	2Q15 vs. 2Q14	3Q15 vs. 3Q14	4Q15 vs. 4Q14
Year-over-Year Merchandise Margin Increase	0.12%	0.19%	0.25%	0.25%

U.S. Securities and Exchange Commission
May 10, 2016

Based upon the positive increases in the merchandise margin illustrated from the objectively verifiable metric presented above, management incorporated a 0.31% year-over-year margin improvement in the Fiscal 2016 forecast to reflect the planned expansion of the higher margin seasonal and general merchandise above the 99.99¢ price point.

The Company experienced shrinkage rates of approximately 3.1% of sales in each of Fiscal 2013 and Transition Fiscal 2014.  The “Go Taller” store remodeling program and corresponding expanded merchandise offerings in Fiscal 2015 resulted in shrinkage rates of approximately 4.0%, as discussed in the Prior Response.  Management considered these shrinkage results in the development of the Company’s forecast as of the end of Fiscal 2015.  Based on these higher shrinkage rates of 4.0%, the Company forecasted shrinkage rates in the Fiscal 2016 forecast of 3.7%.  This estimate took into account historical experience as well as then-current negative trends.  The Company believed this was an appropriate estimate at the end of Fiscal 2015 because the shrinkage caused by the “Go Taller” store remodeling program was expected to be temporary in nature based on the operational programs implemented by management in late Fiscal 2015, and expected to be fully implemented in 2016, to resolve these shrinkage patterns.  Additionally, in each of Fiscal 2013 and Transition Fiscal 2014, the Company experienced excess and obsolete inventory charges that negatively impacted merchandise margin.  As of the end of Fiscal 2015, there were no material excess and obsolete inventory matters identified currently, or anticipated in future periods, based on the significant efforts of the Company to resolve these matters in prior periods.

At the time of the Company’s filing of its Form 10-K for Fiscal 2015, the information available with respect to Fiscal 2016 performance to date did not contradict the assumptions underlying the Fiscal 2016 forecast.

The Company also notes the Staff’s comment regarding the Company’s Fiscal 2015 third and fourth quarter losses and the impact those losses may have had on the Company’s reliance upon forecasted Fiscal 2016 operations.  As illustrated below, results for the third and fourth quarters of Fiscal 2015 reflected a positive trend when compared to the same quarters of Transition Fiscal 2014, and therefore management considered these results to objectively support a positive earnings trend in future periods.  Despite these periods yielding unprofitable results, these results still represented improvement over prior periods, indicating to the Company that management’s strategic initiatives then being implemented were driving positive operational growth.

(all amounts in millions)	3Q14	4Q14	3Q15	4Q15
Pre-tax income/(loss)	$ (6.9)	$(35.9)	$ (6.0)	$ (4.0)
Non-recurring property tax assessment				2.3
Excess shrinkage (a)				10.0
Workers’ compensation charge		38.1
Adjusted pre-tax income/(loss)	$ (6.9)	$ 2.2	$ (6.0)	$ 8.3
Pre-tax improvement			$ 0.9	$ 6.1

(a)   In the fourth quarter of Fiscal 2015, the Company recorded a charge for additional inventory shrinkage based upon the results of annual physical inventory counts completed during the quarter.  This resulted in a net charge to cost of sales and a corresponding reduction in inventory of approximately $10.0 million.  As previously disclosed, this charge was primarily related to the implementation of the “Go Taller” store remodeling program.  Although the Company had recorded excess and obsolete inventory charges in prior periods, there were no material excess and obsolete inventory issues as of the end of Fiscal 2015. Based on the unique nature of implementing a program such as “Go Taller”, management believed it was prudent to remove that fourth quarter charge when evaluating the quarterly operational performance trends.

In conclusion, the Company acknowledges to the Staff that its cumulative three year pre-tax loss position at the end of Fiscal 2015 represented negative evidence and indicated that a valuation allowance at the end of Fiscal 2015 could be necessary.  However, the existence of cumulative pre-tax losses is not a definitive, bright-line test precluding consideration of objectively verifiable positive evidence and reliance on projections of future taxable income in the corresponding evaluation of the need for a valuation allowance. Pursuant to ASC 740-10-30-21 through 23, the Company considered: (i) the material charges generating those losses were one-time aberrations, (ii) the Company’s history of taxable income (and with respect to Fiscal 2015, that taxable income would have increased if not for the bonus depreciation election related to the opening of 13 stores late in the fourth quarter), and (iii) identifying the value generated and the positive trends in operating results indicated by the numerous operational initiatives put in place by management in Fiscal 2015.

The Company’s Fiscal 2016 forecast was developed on the basis of objectively verifiable historical results and observable trends, and by applying conservative growth percentages, and was therefore reasonably viewed by management as achievable and reliable as of the end of Fiscal 2015, further supporting the Company’s determination that a valuation allowance on its deferred tax assets was not necessary under the aforementioned authoritative guidance.  At the time of Company’s filing of its Form 10-K for Fiscal 2015, the information available with respect to Fiscal 2016 performance to date did not contradict

U.S. Securities and Exchange Commission
May 10, 2016

the assumptions underlying the Fiscal 2016 forecast and therefore did not alter the Company’s conclusion that not recording a valuation allowance on its deferred tax assets in Fiscal 2015 was appropriate.  The foregoing information was carefully considered by management at the time of the 2015 Evaluation as objectively verifiable positive evidence that, together with the other positive evidence described in this response and $49.1 million of deferred tax liabilities and $6.1 million of available net operating loss carry-back potential described in our Prior Response, outweighed the negative evidence presented by the Company’s cumulative three year pre-tax loss position as of the end of Fiscal 2015.  On the basis of the foregoing, management determined that at the end of Fiscal 2015 a valuation allowance was not necessary.

*                                        *                                        *                                        *                                        *                                        *                                        *

U.S. Securities and Exchange Commission
May 10, 2016

In connection with this response letter, the Company hereby acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                 Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding our filings.  Please do not hesitate to call me at (323) 881-1253.

Sincerely,

/s/ Felicia Thornton
Felicia Thornton
Chief Financial Officer

cc:                              Robert Babula, Staff Accountant, U.S. Securities and Exchange Commission

Andrew Blume, Staff Accountant, U.S. Securities and Exchange Commission

Geoffrey J. Covert, 99 Cents Only Stores LLC

Pippa Bond, Proskauer Rose LLP